PEAKSTONE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

Total Members' Equity	$ 40,431
Deductions and/or Charges	
Prepaid expenses and deposits	9,395
Total Deductions and/or Charges	9,395
Net capital before haircuts	31,036
Less haircuts	-
NET CAPITAL	$ 31,036
Minimum Net Capital Requirement	5,000
EXCESS NET CAPITAL	$ 26,036
Aggregate Indebtedness	
Accounts payable	3,469
Total Aggregate Indebtedness	$ 3,469
Ratio of Aggregate Indebtedness to Net Capital	.11 to 1.0

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2016.